UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 10)*

AMERICAN COMMERCIAL LINES INC.
(Name of Issuer)
Common Stock, $0.01 par value
(Title of Class of Securities)
025195207
(CUSIP Number)
Jonathan D. Wasserman, Esq.
Equity Group Investments, L.L.C.
2 North Riverside Plaza, Suite 600
Chicago, Illinois 60606
312-466-3505
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
November 17, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	025195207

1	NAMES OF REPORTING PERSONS GVI Holdings, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,329,270

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		1,329,270

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,329,270

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	10.5%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO
(1) Based on 12,717,774 shares of Common Stock, par value $0.01 per share, outstanding as of October 29, 2009, as reported in the Issuer’s Form 10-Q for the period ended September 30, 2009.

CUSIP No.	025195207

1	NAMES OF REPORTING PERSONS GAMI Investments, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		34,882

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		34,882

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	34,882

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.3%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO
(1) Based on 12,717,774 shares of Common Stock, par value $0.01 per share, outstanding as of October 29, 2009, as reported in the Issuer’s Form 10-Q for the period ended September 30, 2009.

CUSIP No.	025195207

1	NAMES OF REPORTING PERSONS Great American Management and Investment, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,364,152

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		1,364,152

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,364,152

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	10.7%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
(1) Based on 12,717,774 shares of Common Stock, par value $0.01 per share, outstanding as of October 29, 2009, as reported in the Issuer’s Form 10-Q for the period ended September 30, 2009.

CUSIP No.	025195207

1	NAMES OF REPORTING PERSONS HY I Investments, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		440,537

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		440,537

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	440,537

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	3.5%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
(1) Based on 12,717,774 shares of Common Stock, par value $0.01 per share, outstanding as of October 29, 2009, as reported in the Issuer’s Form 10-Q for the period ended September 30, 2009.

CUSIP No.	025195207

1	NAMES OF REPORTING PERSONS EGI-Managing Member (01), L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		440,537

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		440,537

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	440,537

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	3.5%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
(1) Based on 12,717,774 shares of Common Stock, par value $0.01 per share, outstanding as of October 29, 2009, as reported in the Issuer’s Form 10-Q for the period ended September 30, 2009.

CUSIP No.	025195207

1	NAMES OF REPORTING PERSONS EGI-Fund (05-07) Investors, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		393,281

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		393,281

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	393,281

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	3.1%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
(1) Based on 12,717,774 shares of Common Stock, par value $0.01 per share, outstanding as of October 29, 2009, as reported in the Issuer’s Form 10-Q for the period ended September 30, 2009.

CUSIP No.	025195207

1	NAMES OF REPORTING PERSONS EGI-Fund (08-10) Investors, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		343,750

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		343,750

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	343,750

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	2.7% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
(1) Based on 12,717,774 shares of Common Stock, par value $0.01 per share, outstanding as of October 29, 2009, as reported in the Issuer’s Form 10-Q for the period ended September 30, 2009.

CUSIP No.	025195207

1	NAMES OF REPORTING PERSONS SZ Investments, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,870,322

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		1,870,322

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,870,322

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	14.7% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
(1) Based on 12,717,774 shares of Common Stock, par value $0.01 per share, outstanding as of October 29, 2009, as reported in the Issuer’s Form 10-Q for the period ended September 30, 2009.

CUSIP No.	025195207

1	NAMES OF REPORTING PERSONS Chai Trust Company, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Illinois

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,234,474

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		3,234,474

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,234,474

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	25.4%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
(1) Based on 12,717,774 shares of Common Stock, par value $0.01 per share, outstanding as of October 29, 2009, as reported in the Issuer’s Form 10-Q for the period ended September 30, 2009.

CUSIP No.	025195207
This Amendment No. 10 to Schedule 13D relates to the common stock, par value $0.01 per share (“Common Stock”), of American Commercial Lines Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive office is located at 1701 East Market Street, Jeffersonville, Indiana 47130. Capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.
ITEM 2. Identity and Background.
Item 2 is hereby amended and restated in its entirety as follows:
(a-c) This Statement is being filed by the following beneficial owners of Common Stock: GVI Holdings, Inc., a Delaware corporation (“GVI”); SZ Investments, L.L.C., a Delaware limited liability company (“SZI”); GAMI Investments, Inc., a Delaware corporation (“GAMI”); Great American Management and Investment, Inc., a Delaware corporation (“Great American”); HY I Investments, L.L.C., a Delaware limited liability company (“HY I”); EGI-Managing Member (01), L.L.C., a Delaware limited liability company (“MM 01”); EGI-Fund (05-07) Investors, L.L.C., a Delaware limited liability company (“Fund 05-07”); EGI-Fund (08-10) Investors, L.L.C., a Delaware limited liability company (“Fund 08-10”); and Chai Trust Company, LLC, an Illinois limited liability company (“Chai Trust”). GVI, GAMI, SZI, HY I, Fund 05-07 and Fund 08-10 are sometimes referred to herein as the “Stockholders”. The Stockholders, together with Chai Trust and MM 01, are sometimes referred to herein as the “EGI Entities”.
The officers of each of SZI, HY I, MM 01, Fund 05-07 and Fund 08-10 are as follows:

Samuel Zell	President; Chairman and President of Equity Group Investments, L.L.C. (“EGI”)

William C. Pate	Vice President; Chief Investment Officer and Managing Director of EGI

Philip Tinkler	Treasurer; Chief Financial Officer, Chief Compliance Officer and Treasurer of EGI
The officers of each of GAMI, GVI and Great American are as follows:

Bert Cohen	President; Mr. Cohen is also a semi-retired investor, whose residence is 5000-4A Estate Enighed, #65, St. John, VI 00830

David B. Lawrence	Executive Vice President

Philip Tinkler	Vice President and Assistant Treasurer; Chief Financial Officer, Chief Compliance Officer and Treasurer of EGI

Kellie Zell	Vice President; Mrs. Zell also works as a homemaker
MM 01 is the managing member of HY I. SZI is the managing member of MM 01, Fund 05-07 and Fund 08-10. SZI is indirectly owned by various trusts established for the benefit of Samuel Zell and his family (the “Trusts”). The trustee of each of the Trusts is Chai Trust. The officers and managing directors of Chai Trust are as follows:

Donald J. Liebentritt	President and a Managing Director of Chai Trust; Vice President of EGI

Bert Cohen	Managing Director of Chai Trust. Mr. Cohen is also a semi-retired investor, whose residence is 5000-4A Estate Enighed, #65, St. John, VI 00830

Kellie Zell Harper	Managing Director of Chai Trust. Mrs. Zell also works as a homemaker

Leah Zell Wanger	Managing Director of Chai Trust. Ms. Wagner is a private investor whose business address is 227 West Monroe Street, Chicago, Illinois 60603

JoAnn Zell Gillis	Managing Director of Chai Trust. Mrs. Zell Gillis is a physician

CUSIP No.	025195207

Matthew Zell	Managing Director of Chai Trust and an employee of EGI

Robert M. Levin
Senior Trust Officer and a Managing Director of Chai Trust. Mr. Levin is also a partner in the law firm Levin & Schreder Ltd., whose business address is 120 North LaSalle Street, Suite 3800, Chicago, Illinois 60602

James Bunegar	Vice President, Chief Operating Officer, Assistant Trust Officer and Treasurer of Chai Trust. Mr. Bunegar is also the Vice President — Taxes of EGI

Philip Tinkler	Chief Financial Officer of Chai Trust and an employee of EGI
The owner of 100% of the outstanding equity interests of each of GVI and GAMI is Great American. Great American is indirectly held by the Trusts, the trustee of which is Chai Trust, and by Samuel Zell Revocable Trust, the trustee of which is Samuel Zell.
The business address of each EGI Entity, Samuel Zell, Donald Liebentritt, William Pate, Philip Tinkler, Kellie Zell Harper, JoAnn Zell Gillis, Matthew Zell, James Bunegar, and David Lawrence is Two North Riverside Plaza, Chicago, Illinois 60606.
(d) and (e) No EGI Entity has, and to the best knowledge of any such EGI Entity, no officer or director listed in Item 2 has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.
(f) All of the officers and directors of each EGI Entity are United States citizens.
ITEM 4 Purpose of Transaction.
Item 4 is hereby amended and restated in its entirety as follows:
The EGI Entities have effected the acquisition of Common Stock solely for the purpose of investment and intend to review this investment on a continuing basis. Depending on various factors, including but not limited to each EGI Entity’s business, financial position, strategic direction and prospects, price levels of the Common Stock, conditions of the securities markets, and general economic and industry conditions, each of the EGI Entities may in the future take such actions with respect to its investment in the Issuer as it deems appropriate, including but not limited to changing its current intentions, with respect to any or all matters required to be disclosed in this Schedule 13D, as amended. Without limiting the foregoing, each EGI Entity may, from time to time, acquire or cause affiliates to acquire additional Common Stock, dispose of some or all of its Common Stock or continue to hold Common Stock (or any combination or derivative thereof). In addition, without limitation, the EGI Entities, in their capacity as stockholders, may directly or indirectly engage in discussions with members of management, directors, and stockholders of the Issuer and other parties, concerning extraordinary corporate transactions (including but not limited to a merger, reorganization or liquidation) relating to the Issuer as well as concerning its business, operations, assets, strategy, future plans, prospects, corporate structure, board composition, management, capitalization, dividend policy, charter, bylaws, corporate documents and agreements. Except as set forth herein, or as would occur upon completion of any of the matters discussed herein, no EGI Entity has any present plans or proposals that would relate to or result in any of the matters set forth in clauses (a) through (j) of Item 4 of Schedule 13D; provided that each EGI Entity may, at any time, review or reconsider its position with respect to the Issuer and reserves the right to develop such plans or proposals.

CUSIP No.	025195207
SIGNATURE
After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
DATED: November 17, 2009
GVI HOLDINGS, INC.
GREAT AMERICAN MANAGEMENT AND INVESTMENT, INC.
GAMI INVESTMENTS, INC.
SZ INVESTMENTS, L.L.C.
HY I INVESTMENTS, L.L.C.
EGI-MANAGING MEMBER (01), L.L.C.
EGI-FUND (05-07) INVESTORS, L.L.C.
EGI-FUND (08-10) INVESTORS, L.L.C.

Each by:	/s/ PHILIP G. TINKLER
	Name:	Philip G. Tinkler
	Title:	Vice President

CHAI TRUST COMPANY, LLC
By:	/s/ JAMES G. BUNEGAR
	Name:	James G. Bunegar
	Title:	Vice President

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)